124 Main St ∙ PO Box 508

Delhi, New York 13753

(855) 413 - 3544

April 8, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Delhi Bank Corp.

Request for Withdrawal

Amendment to Form 1-A

File No. 024-10058

Ladies and Gentlemen:

Pursuant to Rule 259 promulgated under the Securities Act of 1933, as amended, Delhi Bank Corp., a New York corporation (the “Company”), hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Amended Regulation A Offering Statement on Form 1-A (File No. 024-10058), together with all exhibits thereto (the “Filing”), filed with the Commission on March 19, 2019. The Company is requesting withdrawal of the Filing so it may refile the Filing as a post-qualification amendment to the Regulation A Offering Statement on Form 1-A filed with the Commission on March 15, 2018 (File No. 024-10818).

The Company confirms that no securities have been sold in connection with the Filing.

Please contact Abby E. Brown of Squire Patton Boggs (US) LLP at (202) 457-5668 or the undersigned if you have any questions regarding this matter.

Sincerely,

/s/ Peter V. Gioffe
Peter V. Gioffe
President

cc:	Abby E. Brown, Esq., Squire Patton Boggs (US) LLP